UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Funtalk China Holdings Limited
(Name of Company)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G36993 106
(CUSIP Number)

Dongping Fei
21/F, Block D The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Tel: +86-10-5709-1198
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person ARCH Digital Holdings Limited ARC Capital Holdings Limited ARC Capital Partners Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)             ☑
(b)             ☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

ARCH Digital Holdings Limited: British Virgin Islands
ARC Capital Holdings Limited: Cayman Islands
ARC Capital Partners Limited: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

0%

14.	Type of Reporting Person *

ARCH Digital Holdings Limited: CO
ARC Capital Holdings Limited: CO, IV, HC
ARC Capital Partners Limited: CO, IA

This statement of beneficial ownership on Schedule 13D/A is being filed jointly by ARCH Digital Holdings Limited (“ARCH”), ARC Capital Holdings Limited and ARC Capital Partners Limited (collectively, the “Reporting Persons”).

This Schedule 13D/A amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 17, 2009 by ARCH and Capital Ally Investments Limited (“Capital Ally”) with respect to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Funtalk China Holdings Limited, a Cayman Islands exempted company (the “Company”), as previously amended by Amendment No.1 filed on February 8, 2010, Amendment No.2 filed on November 9, 2010, Amendment No.3 filed on March 28, 2011, Amendment No. 4 filed on April 13, 2011, Amendment No. 5 filed on May 31, 2011 and Amendment No. 6 filed on May 31, 2011 (the “Original Schedule 13D”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 22, 2011, at 9:00 a.m. (Beijing time), an extraordinary general meeting of shareholders of the Company was held at 21/F, Block D, The Place Tower, No. 9 Guanghua Road, Chaoyang District, Beijing 100020, People’s Republic of China. At the extraordinary general meeting, the Company’s shareholders voted to approve and adopt the agreement and plan of merger, dated as of May 31, 2011 (the “Merger Agreement”), by and among the Company, Fortress Group Limited (“Parent”) and Fortress Merger Sub Limited (“Merger Sub”), and to approve the transactions contemplated thereby, including the merger of Merger Sub with and into the Company (the “Merger”). No holders of Ordinary Shares have validly exercised their appraisal rights under Cayman Islands law.

On August 25, 2011, Merger Sub and the Company filed a plan of merger (the “Plan of Merger”) with the Registrar of Companies of the Cayman Islands (“Cayman Registrar”), pursuant to which the Merger was consummated. As a result of the Merger, the Company ceased to be a publicly traded company and instead became a privately held company owned by ARCH, Capital Ally, GM Investment Company Limited (“GM”), Sinowill Holdings Limited (“Sinowill”), Huge Harvest Enterprises Limited (“Huge Harvest”), Kingstate Group Limited (“Kingsgate”) and Trend Focus Limited (“Trend Focus”) (collectively, the “Consortium Members”) as well as PAG Asia I LP.

At the effective time of the Merger, each Ordinary Share, other than (a) Ordinary Shares owned by the Consortium Members (collectively, the “Consortium Shares”) and (b) Ordinary Shares owned by any direct or indirect wholly owned subsidiary of the Company, were cancelled in exchange for the right to receive $7.20 in cash without interest. The Consortium Shares and Ordinary Shares owned by any direct or indirect wholly owned subsidiary of the Company were cancelled for no consideration.

In addition, at the effective time of the Merger, each outstanding, vested and unexercised option to purchase Ordinary Shares under the Company’s 2010 Share Incentive Plan (the “Company Option Plan”) was cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the Merger, a cash amount equal to the number of Ordinary Shares underlying such option immediately prior to the effective time of the Merger multiplied by the amount by which $7.20 exceeded the exercise price per Ordinary Share of such vested option. In addition, at the effective time of the Merger, each outstanding and unvested option to purchase Ordinary Shares under the Company Option Plan was cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the Merger, a restricted cash award in an amount equal to the number of Ordinary Shares underlying such option multiplied by the amount by which $7.20 exceeded the exercise price per Ordinary Share of such unvested option. Such restricted cash awards are subject to the same vesting conditions applicable to the unvested options without giving effect to the Merger and any such restricted cash awards are not transferable, but the restricted cash awards will automatically become fully vested, exercisable and payable immediately upon termination of its holder’s employment or service with the Company or its affiliate (as applicable) within twelve (12) months following the effective time of the Merger without cause, unless otherwise provided in the relevant agreement in respect of the restricted cash awards. On the date that the unvested options would have become vested without giving effect to the Merger, such corresponding portion of the restricted cash awards will be delivered to the holder of such restricted cash award, less any applicable withholding taxes.

Furthermore, at the effective time of the Merger, each outstanding and unexercised warrant to purchase Ordinary Shares (each, a “Company Warrant” and collectively, the “Company Warrants”) was cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the Merger, a cash amount equal to the number of Ordinary Shares underlying the Company Warrant multiplied by the amount by which $7.20 exceeded the exercise price per Ordinary Share of the Company Warrant.

Moreover, at the effective time of the Merger, each outstanding and unexercised unit purchase option to purchase Ordinary Shares and a Company Warrant was cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the Merger, a cash amount equal to the excess, if any, of (a)(i) $7.20 plus (ii) the number of Ordinary Shares underlying the Company Warrant issuable under such unit purchase option multiplied by the amount by which $7.20 exceeded the exercise price per Ordinary Share of the Company Warrant over (b) the exercise price of such unit purchase option. Given that the exercise price of each such unit purchase option was $10.00, the exercise price of the Company Warrant under each such unit purchase option was $10.00 and the merger consideration was only $7.20 per Ordinary Share, each such unit purchase option was cancelled for no consideration at the effective time of the merger.

 At the effective time of the Merger, the separate corporate existence of Merger Sub ceased.

Immediately prior to the Merger, (a) the authorized share capital of Merger Sub was $50,000 divided into 50,000,000 ordinary shares of $0.001 par value per share, all of which had been issued and fully paid, and (b) the authorized share capital of the Company was $1,000,000 divided into 1,000,000,000 Ordinary Shares of $0.001 par value per share of which 60,263,183 Ordinary Shares had been issued and fully paid. Pursuant to the Plan of Merger, each issued and outstanding ordinary share of Merger Sub was converted into and continues as one Ordinary Share of the Company, with the Company surviving the Merger as a direct wholly owned subsidiary of Parent, subject to the terms and conditions of the Merger Agreement.

Following the completion of the Merger, the Company will cease to have Ordinary Shares listed on NASDAQ 10 days after the filing of Form 25. In addition, ninety (90) days after the filing of Form 15 in connection with the completion of the Merger or such other period as may be determined by the SEC, registration of the Ordinary Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

As a result of these transactions, the Reporting Persons no longer beneficially own any Ordinary Shares of the Company.

Item 5. Interest in Securities of the Company

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety by the following table:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
ARCH	0	0%	0	0	0	0
ARC Capital Holdings Limited	0	0%	0	0	0	0
ARC Capital Partners Limited	0	0%	0	0	0	0

During the 60 days preceding the filing of this Original Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the directors and officers of the Reporting Persons, has effected any transactions in the Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On August 25, 2011, Merger Sub and the Company filed the Plan of Merger with the Cayman Registrar, pursuant to which the Merger was consummated.  The Merger became effective on August 25, 2011, at the time when the Plan of Merger was registered by the Cayman Registrar.

The description of the Plan of Merger set forth under Item 4 is incorporated by reference into this Item 6 and is qualified in its entirety by the full text of the Plan of Merger. The Plan of Merger is being filed as an exhibit to this Amendment No. 7 to the Original Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibit:

Exhibit H	Plan of Merger, dated August 25, 2011, by and among Fortress Merger Sub Limited and Funtalk China Holdings Limited

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  August 26, 2011

ARCH DIGITAL HOLDINGS LIMITED

By:	/s/Rachel Chiang
Name:	Rachel Chiang
Title:	Director

ARC CAPITAL HOLDINGS LIMITED

By:	/s/Allan Liu
Name:	Allan Liu
Title:	Director

ARC CAPITAL PARTNERS LIMITED

By:	/s/Allan Liu
Name:	Allan Liu
Title:	Authorized Signatory

PLAN OF MERGER

THIS PLAN OF MERGER is made on 25 August 2011.

BETWEEN

(1)
FORTRESS MERGER SUB LIMITED, an exempted company incorporated under the laws of the Cayman Islands on 3 May 2011, with its registered office situate at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Mergersub”); and

(2)
FUNTALK CHINA HOLDINGS LIMITED, an exempted company with limited liability registered by way of continuation under the laws of the Cayman Islands on 9 July 2009, with its registered office situate at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“Funtalk” or “Surviving Company” and together with Mergersub, the “Constituent Companies”).

WHEREAS

(a)
Mergersub and Funtalk have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated 31 May 2011 made between Fortress Group Limited, Mergersub and Funtalk, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated an revised) (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

W I T N E S S E T H

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Fortress Merger Sub Limited and Funtalk China Holdings Limited.

NAME OF THE SURVIVING COMPANY

2.	The name of the Surviving Company shall be Funtalk China Holdings Limited.

REGISTERED OFFICE

3.	The Surviving Company shall have its registered office situate at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Merger the authorized share capital of Mergersub was US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share all of which have been issued.

5.
Immediately prior to the Merger the authorized share capital of Funtalk was US$1,000,000 divided into 1,000,000,000 ordinary shares of US$0.001 par value per share of which 60,263,183 ordinary shares had been issued fully paid.

6.	The authorized share capital of the Surviving Company shall be US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share.

7.	On the Effective Date (as defined below) and in accordance with the terms and conditions of the Agreement:

(a)
Each ordinary share, par value US$0.001 per share, of Funtalk, other than (i) any Dissenters Shares (as defined in the Agreement); and (ii) Consortium Shares (as defined in the Agreement); and (iii) any ordinary shares beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934)  by any direct or indirect wholly owned subsidiary of Funtalk (“Excluded Shares”) shall be cancelled in exchange for the right to receive the Merger Consideration (as defined in the Agreement).

(b)	Consortium Shares and any Excluded Shares shall be cancelled for no consideration.

(c)
Dissenters Shares shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Companies Law unless any holders of Dissenters Shares fail to exercise or withdraw their appraisal rights in which event they shall receive the Merger Consideration.

(d)	Each share of Mergersub shall be converted into and continue as an ordinary share of the Surviving Company.

8.	On the Effective Date the ordinary shares of the Surviving Company shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)
in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)	generally be entitled to enjoy all of the rights attaching to ordinary shares;

in each case as set out in the Articles of Association of the Surviving Company.

EFFECTIVE DATE

9.	The Merger shall take effect on 25 August 2011 (the “Effective Date”).

PROPERTY

10.
On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or, security interests and all, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.
The Memorandum of Association and Articles of Association of Mergersub immediately prior to the Effective Date, shall be the Memorandum of Association and Articles of Association of the Surviving Company (save for references to the name and the registered office) on the Effective Date.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
Weijian Shan	32/F, AIA Central, 1 Connaught Road, Central, Hong Kong
David Kim	32/F, AIA Central, 1 Connaught Road, Central, Hong Kong
Liu Hui	8th Floor, 26 Scenic Villa Drive Pok Fu Lam Hong Kong
Fengjiang Li	24/F, Unit 5, Tower 2, China Centre Place, #79 Jianguo Road, Chaoyang District, Beijing, #100025, China
Dongping Fei	21/F, Block D, The Tower Place, No. 9 Guanghua Road, Chaoyang District, Beijing China

SECURED CREDITORS

14.	(a) Mergersub has no secured creditors; and

(b)	Funtalk has no secured creditors.

RIGHT OF TERMINATION

15.	This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

Each of the undersigned, being all of the Directors of each of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the names below.

For and on behalf of FORTRESS MERGER SUB LIMITED:

/s/ Kuo Zhang
Kuo Zhang
Director

For and on behalf of FUNTALK CHINA HOLDINGS LIMITED:

/s/ Hua Yang
Hua Yang
Director

ANNEX A

(the “Agreement”)